Genelux Corporation

2625 Townsgate Road, Suite 230

Westlake Village, California 91361

(805) 267-9889

February 8, 2024

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Hamill

Re:	Genelux Corporation
Registration Statement on Form S-3
File No. 333-276847

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on February 13, 2024, or as soon thereafter as is practicable.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with Jason Kent of Cooley LLP, counsel to the registrant, at (212) 479-6044.

GENELUX CORPORATION

By:	/s/ Thomas Zindrick, J.D.
Thomas Zindrick, J.D.
President and Chief Executive Officer